SUBSCRIPTION AGREEMENT (this "**Agreement**"), dated as of January 14, 2025, is made by and among Allurion Technologies, Inc., a Delaware corporation (the "**Company**") and the Investors set forth on <u>Schedule I</u> (the "**Investors**").

WHEREAS, the Company desires to sell and the Investors desire to purchase from the Company shares of its common stock, par value $0.0001 per share (the "**Common Stock**") in a private placement.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. *Definitions*. As used in this Agreement (including the recitals hereto), the following terms shall have the following meanings:

"**Affiliate**" means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person, or with respect to the Investors, any other investment fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or that shares the same management company or investment adviser with, the Investors. For purposes of this definition, "control" of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of securities entitled to elect the board of directors or management board, by contract or otherwise, and the terms "controlled" and "controlling" have meanings correlative to the foregoing. Unless expressly stated otherwise herein, no Investor shall be deemed an Affiliate of the Company.

"**Business Day**" means any day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

"**Company Organizational Documents**" means the Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, each as amended and/or restated from time to time.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"**Governmental Authority**" means any government, court, regulatory or administrative agency, arbitrator (public or private), commission or authority, stock exchange or other legislative, executive or judicial governmental entity (in each case including any self-regulatory organization), whether federal, state or local, domestic, foreign or multinational.

"**Judgment**" means any order, judgment, injunction, ruling, writ or decree of any Governmental Authority.

"**Laws**" means all local, state or federal laws, common law, statutes, ordinances, codes, rules or regulations.

"**Material Adverse Effect**" has the meaning set forth in the Securities Purchase Agreement.

"**Note Purchase Agreement**" means the Note Purchase Agreement dated as of April 14, 2024 by and among the Company, the Purchasers identified therein and the Collateral Agent, as defined therein, as amended by that certain First Amendment to the Note Purchase Agreement, dated as of April 16, 2024 and by the Omnibus Amendment, dated as of January 7, 2025 (the "**Omnibus Amendment**").

"**NYSE**" means the New York Stock Exchange or any other principal trading exchange or market for the Common Stock from time to time.

"**Private Placement Amount**" means 841,751 shares of Common Stock.

"**Person**" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, governmental authority or other entity, including a Governmental Authority.

"**Registration Statement**" means the Company's Registration Statement on Form S-1 (File No. 333-283701), including any amendment or supplement thereto and any information deemed to be included or incorporated by reference therein.

"**Registrable Securities**" means the Shares.

"**Requisite Investors**" means Investors agreeing to invest the majority of the Private Placement Amount subject to the terms and conditions hereof.

"**SEC**" means the Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"**Securities Purchase Agreement**" means the form of securities purchase agreement filed as Exhibit 10.48 to the Registration Statement.

"**Shares**" means the shares of Common Stock issued pursuant to this Agreement.

ARTICLE 2

PURCHASE AND SALE

Section 2.01. *Purchase and Sale*. On the terms of this Agreement and subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the party entitled to the benefit thereof) of the conditions set forth in Article 6, each Investor shall purchase and acquire from the Company, and the Company shall issue, sell and deliver to each such Investor, the Private Placement Amount set forth opposite each such Investor's name on Schedule 1 at a purchase price of $2.97 per share, which is equal to the "Minimum Price" as defined by the rules of the NYSE, for an aggregate purchase price set forth on Schedule 1 (the "**Purchase Price**"). The purchase and sale of the Private Placement Amount pursuant to this Section 2.01 is referred to as the "**Placement**".

Section 2.02. *Closing*. (a) Subject to the terms of this Agreement including the conditions to closing set forth herein, the closing of the Placement (the "**Closing**") shall occur electronically on or about 10:00 a.m., New York City time, on the first business day after the date of this Agreement or at such other place, time or date as shall be agreed between the Company and the Requisite Investors (such date, the "**Closing Date**").

(b)   At the Closing:

(i)   the Investors shall pay the applicable aggregate Purchase Price to the Company by wire transfer in immediately available U.S. federal funds to an account designated by the Company in writing; and

(ii)   the Company shall deliver to each Investor its portion of the Private Placement Amount in book entry form, free and clear of all liens, except restrictions imposed by applicable securities Laws.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Investors, as of the date hereof and as of the Closing Date (except to the extent made only as of a specified date, in which case such representation and warranty is made as of such date):

Section 3.01. *Representations in Securities Purchase Agreement*. The representations and warranties set forth in the Securities Purchase Agreement are incorporated by reference herein *mutatis mutandis* and the Company hereby makes such representations and warranties to the Investors as if they were set forth herein solely as applicable to the Placement contemplated hereby.

Section 3.02. *Valid Issuance*. The Shares, when issued and delivered against payment therefor in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable.

Section 3.03. *Authority; Noncontravention*. The execution, delivery and performance by the Company of this Agreement has been duly authorized by the Company. This Agreement has been duly executed and delivered by the Company, and, assuming due authorization, execution and delivery hereof by the Investors, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors' rights generally and (b) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the "**Bankruptcy and Equity Exception**").

Section 3.04. *No Conflict*. Neither the execution and delivery of this Agreement, nor the performance or compliance by the Company with any of the terms or provisions hereof or thereof, will (a) conflict with or violate any provision of the Company Organizational Documents, or (b) (i) violate any Law or Judgment applicable to the Company or (ii) violate or constitute a default (or constitute an event which, with notice or lapse of time or both, would violate or constitute a default) under any of the terms, conditions or provisions of any loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, contract or other agreement (each, a "**Contract**") to which the Company or any of its subsidiaries, as applicable, is a party or accelerate the Company's or, if applicable, any of its subsidiaries' obligations under any such Contract, except in the case of clause (b), as would not reasonably be expected to have a Material Adverse Effect.

Section 3.05. *Governmental Approvals*. Except for (a) filings required under, and compliance with other applicable requirements of, the Securities Act and the Exchange Act, (b) compliance with the rules and regulations of the NYSE and (c) compliance with any applicable state securities or "Blue Sky" laws, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have a Material Adverse Effect.

Section 3.06. *Sale of Securities*. Assuming the accuracy of the representations and warranties of the Investors set forth in Article 4, the sale and issuance of the Private Placement Amount pursuant to this Agreement is exempt from the registration and prospectus delivery requirements of the Securities Act.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE INVESTORS

Each Investor, severally and not jointly, represents and warrants to the Company, as of the date hereof and as of the Closing Date (except to the extent made only as of a specified date, in which case such representation and warranty is made as of such date):

Section 4.01. *Investigation; Economic Risk.* Each Investor acknowledges that it has had an opportunity to discuss the business, affairs and current prospects of the Company with its officers. Each Investor further acknowledges having had access to information about the Company that it has requested. Each Investor acknowledges that it is able to fend for itself in the transactions contemplated by this Agreement and has the ability to bear the economic risks of its investment pursuant to this Agreement. Each Investor further acknowledges that it has obtained its own attorneys, business advisors and tax advisors as to legal, business and tax advice (or has decided not to obtain such advice) and has not relied on the Company or any of its subsidiaries for such advice.

Section 4.02. *Purchase for Own Account.* The Shares issued to each Investor will be acquired by such Investor for its own account, not as a nominee or agent, and not with a view to or in connection with the sale or distribution of any part thereof.

Section 4.03. *Exempt from Registration; Restricted Securities.* Each Investor understands that the sale of the Shares will not be registered under the Securities Act on the grounds that the sale provided for in this Agreement is exempt from registration under of the Securities Act, and that the reliance on such exemption is predicated in part on each Investor's representations set forth in this Agreement. Each Investor understands that the Shares are restricted securities within the meaning of Rule 144 under the Securities Act and must be held indefinitely unless they are subsequently registered or an exemption from such registration is available. Such Investor acknowledges that certificates or book-entry credits evidencing the Shares shall bear a restrictive legend in substantially the following form (and including related stock transfer instructions and record notations):

> THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS.

Section 4.04. *Accredited Investor.* Each Investor is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Exchange Act.

Section 4.05. *No Disqualification Events.* No (a) Investor, (b) any Investor's directors, executive officers, other officers that may serve as a director or officer of any company in which an Investor invests, general partners or managing members, nor (c) to Investor's knowledge, any beneficial owner of the Company's voting equity securities (in accordance with Rule 506(d) of the Securities Act) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act ("**Disqualification Events**"), except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed reasonably in advance of a Closing in writing in reasonable detail to the Company.

Section 4.06. *Source of Funds*. Each Investor severally represents that at least one of the following statements is an accurate representation as to each source of funds (a "**Source**") to be used by such Investor to pay the Purchase Price of the Private Placement Amount to be purchased by such Investor hereunder:

(a) the Source is an "insurance company general account" (as the term is defined in the United States Department of Labor's Prohibited Transaction Exemption ("**PTE**") 95-60) in respect of which the reserves and liabilities (as defined by the annual statement for life insurance companies approved by the National Association of Insurance Commissioners (NAIC) (the "**NAIC Annual Statement**")) for the general account contract(s) held by or on behalf of any employee benefit plan together with the amount of the reserves and liabilities for the general account contract(s) held by or on behalf of any other employee benefit plans maintained by the same employer (or affiliate thereof as defined in PTE 95-60) or by the same employee organization in the general account do not exceed 10% of the total reserves and liabilities of the general account (exclusive of separate account liabilities) plus surplus as set forth in the NAIC Annual Statement filed with such Investor's state of domicile; or

(b) the Source is a separate account that is maintained solely in connection with such Investor's fixed contractual obligations under which the amounts payable, or credited, to any employee benefit plan (or its related trust) that has any interest in such separate account (or to any participant or beneficiary of such plan (including any annuitant)) are not affected in any manner by the investment performance of the separate account; or

(c) the Source is either (i) an insurance company pooled separate account, within the meaning of PTE 90-1 or (ii) a bank collective investment fund, within the meaning of the PTE 91-38 and, except as disclosed by such Investor to the Company in writing pursuant to this clause (c), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or

(d) the Source constitutes assets of an "investment fund" (within the meaning of Part VI of PTE 84-14, as amended (the "**QPAM Exemption**")) managed by a "qualified professional asset manager" or "**QPAM**" (within the meaning of Part VI of the QPAM Exemption), no employee benefit plan's assets that are managed by the QPAM in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Part VI(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, represent more than 20% of the total client assets managed by such QPAM, the conditions of Part I(c), (f) and (g) of the QPAM Exemption are satisfied, neither the QPAM nor a person controlling or controlled by the

QPAM maintains an ownership interest in the Company that would cause the QPAM and the Company to be "related" within the meaning of Part VI(h) of the QPAM Exemption and (i) the identity of such QPAM and (ii) the names of any employee benefit plans whose assets in the investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Part VI(c)(1) of the QPAM Exemption) of such employer or by the same employee organization, represent 10% or more of the assets of such investment fund, have been disclosed to the Company in writing pursuant to this clause (d); or

(e)   the Source constitutes assets of a "plan(s)" (within the meaning of Part IV(h) of PTE 96-23 (the "**INHAM Exemption**")) managed by an "in-house asset manager" or "INHAM" (within the meaning of Part IV(a) of the INHAM Exemption), the conditions of Part I(a), (d), (g) and (h) of the INHAM Exemption are satisfied, neither the INHAM nor a person controlling or controlled by the INHAM (applying the definition of "control" in Part IV(d)(3) of the INHAM Exemption) owns a 10% or more interest in the Company and (i) the identity of such INHAM and (ii) the name(s) of the employee benefit plan(s) whose assets constitute the Source have been disclosed to the Company in writing pursuant to this clause (e); or

(f)   the Source is or constitutes assets of a governmental plan; or

(g)   the Source is one or more employee benefit plans subject to Title I of ERISA, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Company in writing pursuant to this clause (g); or

(h)   the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of Title I of ERISA.

As used in this Section 4.06, the terms "employee benefit plan," "governmental plan," and "separate account" shall have the respective meanings assigned to such terms in section 3 of ERISA.

If the Investor is (1) an "employee benefit plan" within the meaning of Section 3(3) of ERISA that is subject to Title I of ERISA, (2) an individual retirement account described in Section 408(a) of the Code or any other "plan" described in and subject to Section 4975 of the Code, (3) any "governmental plan" or a non-electing "church plan" as defined under Title I of ERISA subject to laws, rules, or regulations that are similar to the fiduciary or prohibited transaction rules of Title I of ERISA ("**Similar Law**"), or (4) an entity deemed to hold assets of any of the foregoing under 29 C.F.R. 2510.3-101, as modified by Section 3(42) of ERISA, or Similar Law, each of the Investor and its authorized fiduciary (the "**Fiduciary**") represents, acknowledges and agrees that (A) the Company and its Affiliates are not "fiduciaries" within the meaning of Section 3(21)(A) of ERISA or Similar Law with respect to the Investor as a result of the Investor's acquisition or holding of the Shares, and the Fiduciary has not relied on, and is not relying on, any advice of any such person with respect to the Investor's acquisition and holding of the Shares, and (B) the execution and delivery of this Agreement and the acquisition and holding of the Shares hereunder do not violate any law, regulation, constituent documents or policy applicable to such Investor.

ARTICLE 5

ADDITIONAL AGREEMENTS

Section 5.01. *Further Action; Commercially Reasonable Efforts; Filings*. (a) Subject to the terms and conditions of this Agreement, each party shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable under applicable Law to consummate this Agreement in accordance with its terms and conditions, including (i) the obtaining of all necessary actions, waivers, registrations, permits, authorizations, orders, consents and approvals from Governmental Authorities, the expiry or early termination of any applicable waiting periods, and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all steps as may be reasonably necessary to obtain an approval or waiver from, or to avoid an Action by, any Governmental Authorities, (ii) the delivery of required notices to, and the obtaining of required consents or waivers from, any third parties necessary, proper or advisable to consummate this Agreement, and (iii) the execution and delivery of any additional instruments necessary to consummate this Agreement and to fully carry out the purposes of this Agreement.

Section 5.02. *Public Disclosure*. The Investors and the Company shall, and shall cause their Affiliates to, consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, and shall not issue any such press release or make any such public statement without the consent of the other party, which shall not be unreasonably withheld, conditioned or delayed, except as such release or announcement that the Investor or the Company determines, after consultation with outside legal counsel, is required by applicable Law, Judgment, court or regulatory process or the rules and regulations of any national securities exchange or national securities quotation system. Notwithstanding the foregoing, this Section 5.02 shall not apply to any press release or other public statement made by the Company that does not contain any information relating to this Agreement that has not been previously announced or made public in accordance with the terms of this Agreement and that is made in the ordinary course of business.

Section 5.03. *Tax Matters*. The Company shall pay any and all documentary, stamp and similar issuance or transfer tax due on the issuance of the Private Placement Amount.

Section 5.04. *Additional Issuances*. Upon the mutual agreement of the Investors and the Company, the Company will sell, and the Investors will purchase up to an aggregate of an additional $10 million of shares of Common Stock in private placements during the twelve months following the date of this Agreement (the "**Option Amount**"). In the event that the Company wishes to request that the Investors purchase all or a portion of the Option Amount, it will deliver written notice to the Investors stating the amount requested. Any issuance and purchase of all or any portion of the Option Amount shall be subject to the terms and conditions of a definitive written agreement mutually agreed between the Company and the Investors and executed by each of them. Any such issuance shall, unless otherwise expressly agreed between the Company and the Investors in any such definitive agreement, be at a price equal to the Minimum Price as determined in accordance with the rules of the NYSE.

Section 5.05. *Registration Rights*. The Registrable Securities shall have the registration rights set forth with respect to the Conversion Shares in Section 14 of the Note Purchase Agreement, and the provisions of Section 14 of the Note Purchase Agreement are incorporated by reference herein *mutatis mutandis*.


ARTICLE 6

CONDITIONS TO CLOSING


Section 6.01. *Condition to the Obligations of the Company and the Investors*. The respective obligations of each of the Company and the Investors to effect the Closing shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the conditions that no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and precludes, enjoins or otherwise prohibits the transactions contemplated by this Agreement, and no statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any governmental authority that prohibits or makes illegal this Agreement or the transactions contemplated hereby (collectively, "**Restraints**").

Section 6.02. *Conditions to the Obligations of the Company*. The obligations of the Company to effect the Closing shall be further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)   the representations and warranties of each Investor set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and

(b)   each Investor shall have complied with or performed in all material respects its obligations and covenants required to be complied with or performed by it pursuant to this Agreement at or prior to such Closing.

Section 6.03. *Conditions to the Obligations of the Investors*. The obligations of the Investors to effect the Closing shall be further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions (and on the Closing Date the Company shall deliver to the Investors an officer's certificate confirming the satisfaction of each of the conditions below):

(a)   the representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(b)   the Company shall have complied with or performed in all material respects its obligations and covenants required to be complied with or performed by it pursuant to this Agreement at or prior to the Closing;

(c)   the Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary for consummation of the issuance and sale of the Private Placement Amount; and

(d)   no stop order or suspension of trading shall have been imposed by the NYSE, the SEC or any other Governmental Authority with respect to the public trading in the Common Stock.

ARTICLE 7

TERMINATION; SURVIVAL

Section 7.01. *Termination*. This Agreement may be terminated prior to Closing:

(a)   by the mutual written consent of the Company and the Requisite Investors;

(b)   [reserved];

(c)   by either the Company or the Requisite Investors, if any Restraint enjoining or otherwise prohibiting consummation of this Agreement shall be in effect and shall have become final and nonappealable; *provided* that the party seeking to terminate this Agreement pursuant to this Section 7.01(c) shall have used the required efforts to cause the conditions to Closing to be satisfied in accordance with Section 5.01;

(d)   by the Requisite Investors, if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (ii) shall not have been cured within ten (10) calendar days following receipt by the Company of written notice of such breach or failure to perform from the Requisite Investors stating the Requisite Investor's intention to terminate this Agreement pursuant to this Section 7.01(d) and the basis for such termination; *provided* that the Requisite Investors shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if the Investors are then in material breach of any of their representations, warranties, covenants

ACTIVE/135929748.2

or agreements hereunder, which breach would give rise to the failure of any condition set forth in Section 6.02(a) or Section 6.02(b) to be satisfied; or

(e)   by the Company, if the Investors shall have breached any of their representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (ii) shall not have been cured within ten (10) calendar days following receipt by the Requisite Investors of written notice of such breach or failure to perform from the Company stating the Company's intention to terminate this Agreement pursuant to this Section 7.01(e) and the basis for such termination; *provided* that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(e) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder, which breach would give rise to the failure of any condition set forth in Section 6.03(a) or Section 6.03(b) to be satisfied.

Section 7.02. *Effect of Termination*. In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Article 1, this Section 7.02 and Article 8, all of which shall survive termination of this Agreement), and there shall be no liability on the part of the Investors or the Company or their respective directors, officers and Affiliates, except that no such termination shall relieve any party from liability for damages to another party resulting from a willful and material breach of this Agreement.

Section 7.03. *Survival*. Subject to Section 7.02, all of the covenants or other agreements of the parties contained in this Agreement shall survive until fully performed or fulfilled, unless and to the extent that non-compliance with such covenants or agreements is waived in writing by the party entitled to such performance. The representations and warranties made as of the Closing Date shall survive until the Closing Date and shall then expire.

ARTICLE 8

MISCELLANEOUS

Section 8.01. *Amendments; Waivers*. Subject to compliance with applicable Law, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto.

Section 8.02. *Extension of Time, Waiver, Etc*. The Company and the Requisite Investors may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) waive compliance by the other party with any of the agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party's conditions. Notwithstanding the foregoing, no failure or delay by the Company or any Investor in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.03. *Assignment*. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by the Company without the prior written consent of the Requisite Investors. Each Investor (and its respective assignees) may assign any or all of its rights under the definitive agreement(s) to any person, including without limitation any of its Affiliates.

Section 8.04. *Counterparts*. This Agreement may be executed in counterparts (including by electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when counterparts have been signed by each of the parties hereto (including by electronic signature) and delivered to the other parties hereto (including electronically, e.g., in PDF format).

Section 8.05. *Entire Agreement; No Third-Party Beneficiaries*. This Agreement constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof. No provision of this Agreement shall confer upon any Person other than the parties hereto and their permitted assigns any rights or remedies hereunder.

Section 8.06. *Governing Law; Jurisdiction*. (a) This Agreement and all matters, claims, actions or proceedings ("**Actions**") (whether at law, in equity, in Contract, in tort or otherwise) based upon, arising out of or relating to this Agreement, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the internal laws of the State of New York.

(b)   All Actions arising out of or relating to this Agreement shall be heard and determined in the courts of the State of New York located in the City and County of New York, Borough of Manhattan, or in the United States District Court for the Southern District of New York, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Action and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.09. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; *provided*, *however*, that nothing in the foregoing shall restrict any party's rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

Section 8.07. *Specific Enforcement*. The parties hereto agree that irreparable damage for which monetary relief, even if available, might not be an adequate remedy, might occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to cause the Closing to occur, and that time is of the essence. Subject to the determination of a court of competent jurisdiction, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.06, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of this Agreement and without that right, neither the Company nor the Investors would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and agree not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.07 shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 8.08. *WAIVER OF JURY TRIAL*. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (c) IT MAKES SUCH WAIVER VOLUNTARILY AND (d) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.08.

Section 8.09. *Notices*. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed, or sent by overnight courier (providing proof of delivery) to the parties at the addresses set forth on their respective signature pages hereto or to such other address or email address as such party may hereafter specify in writing to the other party hereto. All such notices, requests and other communications shall be deemed received (1) on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt, or (2) on the next succeeding business day in the place of receipt.

Section 8.10. *Severability*. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

Section 8.11. *Expenses*. The out-of-pocket fees, costs and expenses (including legal fees) of the Investors shall be reimbursed by the Company in accordance with Section 8(1) of the Omnibus Amendment. Except as provided in the preceding sentence, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 8.12. *Interpretation*. (a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Unless otherwise specifically indicated, all references to "dollars" or "$" shall refer to the lawful money of the United States. References to a Person are also to its permitted assigns and successors. When calculating the period of time between which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.

(b)   The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ALLURION TECHNOLOGIES, INC., as the Company

By: /s/ Shantanu Gaur
Name: Shantanu Gaur
Title: Chief Executive Officer

Address: 11 Huron Drive
                   Suite 200
                   Natick, MA 01760

[SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT]

RTW MASTER FUND, LTD., as an Investor

By: /s/ Darshan Patel

Name: Darshan Patel

Title: Director

Address: 40 10th Avenue, Floor 7
            New York, New York 10014

RTW INNOVATION MASTER FUND, LTD., as an Investor

By: /s/ Darshan Patel
Name: Darshan Patel
Title: Director

Address: 40 10th Avenue, Floor 7
                New York, New York 10014

RTW BIOTECH OPPORTUNITIES OPERATING LTD., as an Investor

By: RTW Investments, LP, its Investment
　　Manager

By:　　/s/ Roderick Wong, M.D.
Name: Roderick Wong, M.D.
Title: Managing Partner

Address:　　40 10th Avenue, Floor 7
　　　　　　New York, New York 10014